                                                                  Exhibit (b)(3)
================================================================================


                 JONES INTERCABLE, INC. CABLE TV JOINT FUND 11
                            CABLE TELEVISION SYSTEM

                             MANITOWOC, WISCONSIN

               APPRAISAL OF CERTAIN ASSETS AS OF AUGUST 31, 1996



================================================================================

                 JONES INTERCABLE, INC. CABLE TV JOINT FUND 11
                            CABLE TELEVISION SYSTEM

                             MANITOWOC, WISCONSIN

               APPRAISAL OF CERTAIN ASSETS AS OF AUGUST 31, 1996


                               TABLE OF CONTENTS
                               -----------------

Section                                                                  Page
Number           Item                                                   Number
-------     ------------------                                          ------
   I.       Introduction                                                   1

  II.       Executive Summary                                             10

 III.       Discounted Cash Flow Model
             and Assumptions:                                             12

              Manitowoc Market Overview                                   14
              Homes Passed                                                15
              Basic and Expanded Basic Penetration                        16
              Pay Penetration                                             16
              Rates                                                       17
              Revenue Projections                                         17
              Operating Profit Margins                                    18
              Depreciation and Amortization                               18
              Federal, State, and Local Tax Rates                         19
              Capital Expenditures                                        19
              Net After-Tax Cash Flow                                     19
              Discount Rate                                               20
              Residual Cash Flow Multiple                                 20
              Present Value of Residual                                   21
              Model Results                                               21

  IV.       Comparable Sales Analysis                                     26

                               TABLE OF CONTENTS
                               -----------------
                                  (continued)

Section                                                                  Page
Number           Item                                                   Number
-------     ---------------                                             ------
  V.        Consolidation                                                 28


            Exhibits
            --------

  A.        Qualifications of James R. Bond, Jr. and Timothy S. Pecaro

                 JONES INTERCABLE, INC. CABLE TV JOINT FUND 11
                            CABLE TELEVISION SYSTEM

                             MANITOWOC, WISCONSIN

               APPRAISAL OF CERTAIN ASSETS AS OF AUGUST 31, 1996


                               I. INTRODUCTION
                               ---------------

     Bond & Pecaro, Inc. has been retained to establish the fair market value of the non-current assets of the Jones Intercable, Inc. Cable TV Joint Fund 11 cable television system in Manitowoc, Wisconsin (the "Manitowoc System") as of August 31, 1996. Among these assets were towers, electronic equipment, office equipment, vehicles, a cable television distribution plant, a cable television franchise, and a cable television subscriber base.

     The Manitowoc System serves the City of Manitowoc, Wisconsin. The system also manages cable systems owned by Marcus Cable in the Village of Whitelaw and the Towns of Manitowoc, Newton, Cato, and Manitowoc Rapids. The revenues and expenses attributable to the Marcus Cable systems were excluded from this analysis.

     The Manitowoc System's cable distribution plant operates at 400 mHz with a capacity of 52 channels. The channel capacity of the system is currently fully utilized; there were no unused channels available as of August 31, 1996. The system is fully addressable and provides impulse pay-per-view services to subscribers. As of August 31, 1996, the system had 15.47 miles of underground cable distribution plant and

155 miles of aerial cable plant. Approximately 15,400 homes were passed by the system's cable distribution plant.

     As of August 31, 1996, the system had approximately 10,825 basic subscribers, representing a basic subscriber penetration of 70.3%. The system had approximately 6,842 pay subscriptions, yielding a pay to basic ratio of approximately 63.2%.

     On August 31, 1996, the technical operations of the Manitowoc System were conducted from two sites. These consist of an office, headend, and studio facility located at 1614 Washington Street in Manitowoc and an off-air reception site on Silver Creek Road in Newton, Wisconsin.

INDUSTRY OVERVIEW
-----------------

     The cable television industry developed in the late 1940s in order to provide television service to communities in rural Pennsylvania which were too isolated to receive over-the-air broadcasts. Since that time, the industry has grown and diversified to provide a broad range of educational, entertainment, cultural, and sports programming to large urban areas and rural communities alike.

     According to the Broadcasting & Cable Yearbook 1996, the cable industry in
                      ----------------------------------
the United States consists of approximately 11,800 operating systems serving over 34,000 communities throughout the United States. Approximately 100 additional cable television franchises have been approved but have yet to be constructed. Approximately 65.3% of all households in the United States are currently served by cable television.

     Each system has been granted a franchise by its local municipal government. Franchises are awarded competitively, and the winning bidder must generally provide guarantees that expensive investments in local employment, local programming, and system technical design will be made.

     The construction of a cable television system is extremely capital intensive. The cost of installing aerial cable often comprises the single largest investment made by a cable television system operator. Underground cable television installation is even more expensive, when considered on a per-mile basis. Additionally, investments must be made in headend facilities, satellite receiving equipment, office facilities, and subscriber equipment such as converter units, which ultimately deliver cable television service to households.

     Numerous changes have occurred in the development of cable television technology. Original systems used vacuum tube electronics and provided only a few off-air channels to subscribers. By contrast, modern systems are capable of providing over 100 channels of service, including satellite signals and locally-originated programs. These systems use solid state amplifiers and addressable converter equipment to control subscriber service levels.

     Cable television systems provide entertainment, news, music, and other forms of programming to the public. The cable operator must pay a fee, usually calculated on a per-subscriber basis, to program suppliers. These fees may either be on a fixed basis, or calculated as a percentage of system revenues.

     In order to cover the costs of operation, systems sell "basic" and "tier" services which include local television signals, local origination programs, and selected satellite services for a fixed monthly fee to all subscribers. Customers also have the option to subscribe to additional "premium" or "pay" services, such as Home Box Office and Showtime, which offer movies, sports, entertainment, and cultural programming.

     In some cases, cable systems generate additional revenues by selling advertising time to local and national businesses, government agencies, and political organizations which seek to deliver information to the general public.

     Given the substantial fixed costs resulting from the capital requirements of the business, as well as high programming costs, cable operators seek to maximize system penetration. Two types of system penetration are of paramount importance in the industry.

     The first is basic penetration, which is a measure of the number of homes sub scribing to cable television as a proportion of the homes which are passed by cable; if 400 homes subscribed to cable service in a community of 1,000 homes, basic penetration would be 40%.

     The second important measure is pay penetration, which gauges the popularity of pay services among those households which subscribe to basic cable service. If each of the 400 cable households in the example subscribed to two pay services, pay penetration would be 200%.

     The linkage between basic penetration, pay penetration, and customer development is fundamental to the cable industry. Operators constantly seek to provide programming and services that will develop the widest appeal among local households. The more effectively the cable operator is able to meet the preferences of the public, the larger the system's subscriber base will be. This relationship between subscribers and revenues is axiomatic in the cable industry and is the primary determinant of success or failure among system operators.

     The cable industry has become increasingly competitive in recent years. Overall financial performance of the industry has fallen short of expectations that were developed in the early 1980s, when a large number of cable television facilities were constructed. Traditional broadcast stations continue to be the mainstay of television viewing in the United States. In recent years, the FCC has issued many additional licenses for new independent television stations throughout the country. Moreover, cable operators have come under increasing competitive pressure from videocassette rental outlets, direct broadcast satellite services, and other competing technologies.

     In order to build the largest possible subscriber base, systems invest heavily in tangible assets, such as distribution equipment and satellite equipment, and intangible assets such as marketing systems and programming agreements. Similarly, investments in equipment and intangible assets, such as managerial talent, may be oriented toward controlling costs and increasing profitability.

     It is in this marketplace, one defined by heavy capital investment, the relationship between subscriber base size and revenues, and increasing competition, that the Manitowoc System operates.

APPRAISAL METHODOLOGY
---------------------

     To inspect the physical plant and gather relevant financial and market data necessary for the appraisal, Timothy S. Pecaro of the firm visited the offices and technical facilities of the system in Manitowoc, Wisconsin on June 2, 1995. In addition, the appraiser received updated financial and system information as of August 31, 1996 to assist in the preparation of this appraisal.

     A number of specific tasks were necessary for the completion of this project. These included:

     1. Consultation with system management regarding market factors and system-specific issues which have an impact on the value of the property's tangible and intangible assets.

     2. The completion of a discounted cash flow analysis to quantify the cash flows attributable to the Manitowoc System.

     3. The development of a comparable sales analysis to establish the prices recently paid for similar cable television properties.

     4.   The consolidation of these analyses into an opinion of value.

     Specific data provided by the system and Jones Intercable, Inc. Cable TV Joint Fund 11 included historical audited financial statements for 1992 through 1996 year to date, operating statistic summaries, system technical data, market demographic data, management's ten year financial projections, and related materials. Other sources consulted in the preparation of this report include industry factbooks, government publications, and similar reference materials. Additionally, the appraiser relied upon information furnished by system management relative to the age, condition, and adequacy of the system's physical plant.

     In the valuation of such properties, the income approach is generally judged to be the most appropriate methodology. The value of these assets is defined by the benefit that they bring to the owner of the property. The fair market value of the system's non-current assets can be expressed by discounting these future benefits. "Fair market value" is defined as the cash price that would be paid by a willing buyer to a willing seller in an arm's-length transaction, in which neither party acts under any compulsion to buy or sell.

     It is generally accepted that a telecommunications business' value lies in the fact that it is a "going concern." That is, its value reflects the revenues and, ultimately, the after-tax cash flow that the business may reasonably be expected to generate over a period of years. The potential resale value of the business at the end of that period is also an important factor in the valuation of such properties.

     The discounted cash flow model incorporates variables such as capital expenditures, homes passed by the system, basic penetration, pay penetration, system revenue projections, anticipated system operating expenses and profits, and various discount rates. The variables used in the analysis reflect historical system and market growth trends, as well as anticipated system performance and market conditions.

     The capital expenditures provision reflects the amount of investment required to expand and maintain a competitive cable television business in the Manitowoc, Wisconsin operating area.

     The discounted cash flow projection period of ten years was judged to be an appropriate time horizon for the analysis. Cable operators and investors typically expect to recover their investments within a ten year period. It is over this period that projections regarding market demographics, system basic and pay penetration, and operating profit margins can be made with the highest degree of accuracy.

     During this ten year period, household growth in the Manitowoc area, anticipated market penetration percentages, and system operating performance expectations were used to project the system's operating profits. Income taxes were deducted from the projected operating profits to determine after-tax net income. Depreciation and amortization expenses were added back to the after-tax income stream and projected capital expenditures were subtracted to calculate the system's net after-tax cash flow.

     The stream of annual cash flows was adjusted to present value using a base after-tax discount rate of 12.0%. The discount rate represents an after-tax adjusted rate calculated for the cable television industry as of August 31, 1996.

     Additionally, it was necessary to project the system's residual value at the end of the ten year projection period. In order to determine this value, an operating cash flow multiple of 10.75 was applied to the system's 2006 projected operating cash flow. The indicated terminal value was then discounted to present value using a discount rate of 12.0%. These calculations are described in detail in the body of this report.

     The market, or comparable sales, approach provides a useful means by which assumptions made in the development of the discounted cash flow analysis can be tested against marketplace transactions. Recent cable television system sales transactions were analyzed to obtain pertinent comparable sales data.

     The results of these approaches are considered and given appropriate weight in the consolidation portion of the analysis.

                 JONES INTERCABLE, INC. CABLE TV JOINT FUND 11
                            CABLE TELEVISION SYSTEM

                             MANITOWOC, WISCONSIN

               APPRAISAL OF CERTAIN ASSETS AS OF AUGUST 31, 1996


                            II.  EXECUTIVE SUMMARY
                            ----------------------

     The appraiser has quantified the value of the Manitowoc System using both the income and market approaches as of August 31, 1996. The indicated fair market value of the non-current assets of the system was approximately $16.7 million.

     The appraiser developed a discounted cash flow analysis to determine the value of the system, based upon its economic potential. The results of this analysis indicate that the value of the Manitowoc System as of August 31, 1996 was $16,713,500. In order to verify the results of the discounted cash flow analysis, the appraiser also utilized a comparable sales approach, relying upon an analysis of subscriber multiples. The results of this analysis support the conclusion resulting from application of the income approach.

     The assets were valued based upon information provided by Jones Intercable, Inc. Cable TV Joint Fund 11 and its affiliates. The appraiser can assume no responsibility for hidden defects, liabilities, or errors in information provided by the Manitowoc System, Jones Intercable, Inc. Cable TV Joint Fund 11, or other sources utilized in the preparation of this report. The appraiser has relied upon information furnished by system management and engineering personnel regarding the operating characteristics of certain assets.

     Neither this firm nor any of its employees have any present or anticipated economic interest in the Manitowoc System or Jones Intercable, Inc. Cable TV Joint Fund 11. The compensation received by the firm was in no way contingent upon the values or the conclusions developed herein.

     This appraisal was prepared for Jones Intercable, Inc. in connection with its planned acquisition of the Manitowoc System from Jones Intercable, Inc. Cable TV Joint Fund 11.

     All information and conclusions contained in this report are based upon the best knowledge and belief of the undersigned, whose qualifications are attached hereto.

BOND & PECARO, INC.                    BOND & PECARO, INC.
1201 Connecticut Ave, NW
Suite 450
Washington, D.C. 20036
(202) 775-8870
November 9, 1996                       BY /s/ James R. Bond, Jr.
                                          -----------------------------
                                                 James R. Bond, Jr.



                                       BY /s/ Timothy S. Pecaro
                                          -----------------------------
                                                 Timothy S. Pecaro

                 JONES INTERCABLE, INC. CABLE TV JOINT FUND 11
                            CABLE TELEVISION SYSTEM

                             MANITOWOC, WISCONSIN

               APPRAISAL OF CERTAIN ASSETS AS OF AUGUST 31, 1996


               III.  DISCOUNTED CASH FLOW MODEL AND ASSUMPTIONS
               ------------------------------------------------

     The assumptions used in the discounted cash flow model reflect potential system performance and trends in the Manitowoc, Wisconsin service area, as well as the experience of the cable television industry in general.

     As of August 31, 1996, Jones Intercable, Inc. Cable TV Joint Fund 11 owned various assets associated with the operation of the system in Manitowoc, Wisconsin. These assets include the system's tangible assets, subscriber base, franchise operating rights, and miscellaneous other intangibles assets which are essential to the lawful and efficient operation of the system.

     Tangible assets in place at the Manitowoc System as of August 31, 1996 include a cable television distribution plant, cable television subscriber drops, subscriber converters, towers, electronic equipment, office equipment, vehicles, and miscellaneous other tangible assets.

     As discussed in the introduction to this report, a critical element in the success of a cable television operation is its ability to build a viable subscriber base. The owner of a cable system that does not have a developed subscriber base would be forced to incur substantial sales and marketing expenses in order to build subscriber revenues sufficient to cover the system's fixed costs and contribute to profits. In order to generate these subscribers, it would be necessary for the system to conduct major promotions, undertake direct marketing campaigns, and place advertisements in local media. There would also be substantial costs associated with customer cable connection and administrative costs. The inherent value of the Manitowoc System subscriber base is an important component of the system's overall value.

     In order to operate a cable television system within an area, a cable system operator must be awarded a local area franchise. Obtaining this franchise is a competitive process through which applicants submit bids which include, among other things, proposed channel capacity, service area, technical operating standards, and basic subscriber fees. The local government then typically selects the successful applicant and negotiates a franchise agreement.

     The Manitowoc System operates under the provisions of a single cable television franchise. On November 3, 1980, the system was granted a cable television franchise to serve the City of Manitowoc, Wisconsin. This franchise expired on November 3, 1995. The City of Manitowoc has temporarily extended the Jones Intercable, Inc. Cable TV Joint Fund 11 franchise to provide cable service within the city limits for an increased franchise fee of 5%. A renewal of The City of Manitowoc franchise is expected by December 1996.

     Going concern value consists of the organization and procedures that were in place at the Manitowoc System as of August 31, 1996. A number of factors contribute to going concern value, including the formation of a business plan; the construction of the system headend facility; the development of a functional general, administrative, and technical organization; establishment of a sales and marketing organization; and the coordination of all of these functions into a well defined and efficient operating organization.

     In order to determine the value of the Manitowoc System as of August 31, 1996, a discounted cash flow analysis was developed. This analysis reflects assumptions regarding system revenues, operating expenses, and capital expenditures.

MANITOWOC MARKET OVERVIEW
-------------------------

     The Manitowoc System serves subscribers in the City of Manitowoc.
According to the Wisconsin Public Service Corporation, the City of Manitowoc's population reached 34,000 in 1996. Major employers in the community include the Mirro Company, the Manitowoc Company, A. E. Goetze Corporation, and the Pullman Company (Imperial Eastman Division). Manitowoc County, in which the City of Manitowoc is located, had an unemployment rate below 3.0% in August 1996.

     According to Broadcasting & Cable Yearbook 1996, the Manitowoc System area
                  ----------------------------------
is located within the Green Bay - Appleton, Wisconsin television market, which ranks 71st in the United States and contains approximately 375,000 households. The Green Bay -Appleton DMA (Designated Market Area) consists of 15 Wisconsin
                             -          -      -
counties, including Brown, Winnebago, Outagamie, Fond Du Lac, and Manitowoc, and one Michigan county, Menominee.

     There are currently six commercial television stations operating in the Green Bay-Appleton market: WBAY-TV, Channel 2 (ABC); WFRV-TV, Channel 5 (CBS); WLUK-TV, Channel 11 (Fox); WSCO, Channel 14; WGBA, Channel 26 (NBC); and WACY-TV, Channel 32 (WBN).

     In addition to competition from these local broadcast television stations, the Manitowoc System vies with local radio stations, newspapers, MMDS, DBS, and videocassette rental outlets for audience share and advertising revenues.

HOMES PASSED
------------

     The initial parameter upon which the discounted cash flow projection is based is homes passed, or "passings." Two factors affect the number of homes passed, new plant construction and household growth. Plant expansion improves system coverage by allowing the system to offer service to previously unserved areas. Household growth is the result of new construction and occupancies in areas that are already served by the system.

     It has been assumed that the number of households in the Manitowoc System franchise area will increase at a rate equivalent to the average growth projected for the areas served by the system as a whole, or approximately 0.8% per year.

BASIC AND EXPANDED BASIC PENETRATION
------------------------------------

     Basic and expanded basic subscriber penetration at the system are currently 69.4% and 97.1% (expressed as a ratio of basic subscribers), respectively. System basic penetration has shown limited but consistent growth during the past two years. It is likely that basic and expanded basic penetration will continue to demonstrate a modest growth trend over the projected 10 year period.

     For purposes of this analysis, the appraiser has assumed that basic subscriber penetration will gradually increase from its current level to approximately 85.0% by 2006, as shown in Table 1. Basic subscribers at the Manitowoc System are projected to increase at an annual rate of 4.2% in 1996, 3.2% in 1997, 2.7% in 1998, and from 1.7% to 2.5% through the year 2006.
Expanded basic subscribers have been projected to remain at a 97.1% penetration ratio of basic subscribers through 2006. These rates are derived from the historical and anticipated performance of the system and the cable television industry in general.

PAY PENETRATION
---------------

     As of August 31, 1996, pay penetration at the Manitowoc System attained a level of 63.2%. For the purposes of this analysis, the appraiser has assumed that pay penetration will increase from this level to approximately 72.0% by 2006, as indicated in Table 1. This estimate is reasonable in light of the historical performance of the Manitowoc System and the anticipated performance of the cable television industry in general.

RATES
-----

     System service rates are projected in Table 2. These are based upon prevailing Manitowoc System rates with provisions for anticipated increases, where appropriate.

     As of August 31, 1996, monthly service rates were $11.08 for limited basic service, $9.58 for expanded basic service, $7.95 to $9.95 for each pay service, and $1.45 for each converter. There is also an average one-time charge of $9.00 for remote control unit purchases. Installation fees ranged from $13.25 to $35.00, depending upon the type of installation service performed.

     Due to regulatory and competitive limitations, service rates for basic and expanded basic services are expected to grow with inflation, while premium channel services are expected to remain relatively flat. These assumptions are consistent with management expectations for service rate growth.

REVENUE PROJECTIONS
-------------------

     Most of the revenue projections appearing in Table 2 are calculated by multiplying the number of subscribers to a particular level of service by the projected rate.

     Commercial service revenue is projected to increase at an annual rate of 5.0%, based upon management expectations for the Manitowoc System. Similarly, pay-per-view service revenue is projected to increase at a 12.0% annual rate through 2006, reflecting management's system performance projections.

     Commercial advertising is projected to increase at an 11.3% annual rate through 1999 and at an 11.4% rate thereafter, consistent with management expectations. Annual installation revenue was projected to grow at a compound annual rate of 3.5% during the projection period. Equipment rental revenues, as well as other revenues, are also projected to increase by 3.5% annually through 2006.

     As indicated in Table 3, total system revenues are projected to increase from $3.9 million in 1996 to approximately $7.2 million in 2006.

OPERATING PROFIT MARGINS
------------------------

     Operating profit margins are based upon historical operating performance of the Manitowoc System. Operating profits are defined as profit before interest, depreciation, tax, and corporate allocation charges. For the purposes of this analysis, the system's August 1996 operating profit margin of 42.5% has been used. The Manitowoc System's operating profit margin was adjusted to exclude revenues and expenses associated with the Marcus Cable systems managed by the Jones Intercable, Inc. Cable TV Joint Fund 11.

DEPRECIATION AND AMORTIZATION
-----------------------------

     Depreciation and amortization estimates have been based upon an estimated tangible asset value of $2,820,000, the continuing annual capital expenditures required to upgrade and maintain the system's plant and equipment, and the system's estimated intangible asset value.

     Depreciation for tangible property in each year has been determined using the MACRS schedule for 5, 7, 15, and 39 Year Property. Amortization of intangible assets has been estimated using the straight-line method over 15 years.

FEDERAL, STATE, AND LOCAL TAX RATES
-----------------------------------

     An estimated tax rate of 40.1% was applied to the projected taxable income of the system. This estimated rate reflects the effective combined federal, state, and local tax rates in effect on August 31, 1996.

CAPITAL EXPENDITURES
--------------------

     Capital expenditures were projected at approximately 8% of the estimated value of the tangible assets of the Manitowoc System as of August 31, 1996. These expenditures are necessary in order to replace assets that become irreparable, technically obsolete, or for other reasons are no longer useful to the system. As the system physical plant ages and as changes in technology occur, additional equipment and facilities will be necessary to improve and expand its productive capacity.

NET AFTER-TAX CASH FLOW
-----------------------

     Net after-tax cash flow was determined in two steps. After taxes were subtracted from the system's taxable income, non-cash depreciation and amortization expense was added back to net income to yield after-tax cash flow. From the after-tax cash flow, a provision for subsequent capital expenditures was deducted to calculate net after-tax cash flow.

DISCOUNT RATE
-------------

     A discount rate of 12% was used to calculate the present value of the net after-tax cash flows. In order to account for the risk associated with investments in the cable television industry and the Manitowoc System in particular, a premium was added to a base discount rate to develop the 12% rate employed in this analysis. The base rate reflects application of the WACC (Weighted Average Cost of Capital) model.
 -        -       -       -

RESIDUAL CASH FLOW MULTIPLE
---------------------------

     The residual cash flow multiple refers to the multiplier used to estimate the system's value at the end of the projection period. A multiplier of 10.75 was applied to the system's 2006 operating cash flow. Generally, multiples used in the valuation of cable television systems of this type range from 9 to 12 times operating cash flow, depending upon market conditions and a system's profit potential. Exceptional circumstances will warrant multiples outside of this range.

     The selected multiple of 10.75 was used to estimate the value of the system at the end of the investment period. This multiple reflects the state of the market for cable television systems as of August 31, 1996, tempered by the economic conditions of the system's franchise service area, the necessity for a system rebuild, and the uncertainty introduced by re-regulation of the cable television industry and competition from telephone companies and direct broadcast satellite (DBS) operators.

PRESENT VALUE OF RESIDUAL
-------------------------

     In the analysis, capital gains taxes were deducted from the discounted terminal value at a rate of 40.1%. This result was then discounted for present value. A rate of 12% was used in this calculation.

MODEL RESULTS
-------------

     The results of the discounted cash flow analysis are summarized in Table 4. Based upon the assumptions outlined above, the indicated fair market value of the system's non-current assets is $16,713,500. This value incorporates the cumulative present value of the net after-tax cash flows of $9,750,400 and the discounted residual value of $6,963,100, as shown in Table 4.

                                    TABLE 1
                                    -------

                    MANITOWOC SYSTEM SUBSCRIBER PROJECTIONS

                                  1996     1997     1998     1999     2000     2001     2002     2003     2004     2005     2006
                                  ----     ----     ----     ----     ----     ----     ----     ----     ----     ----     ----
Subscribers
-----------
Homes Passed                      15,468   15,592   15,716   15,842   15,969   16,096   16,225   16,355   16,486   16,618   16,751
Basic Subscribers:
   Beginning of Year              10,647   11,094   11,449   11,758   12,017   12,221   12,527   12,840   13,161   13,490   13,827
   Net Additions                     447      355      309      259      204      306      313      321      329      337      346
   End of Year                    11,094   11,449   11,758   12,017   12,221   12,527   12,840   13,161   13,490   13,827   14,173
Average Basic Subscribers         10,871   11,272   11,604   11,888   12,119   12,374   12,684   13,001   13,326   13,659   14,000

Tier 1 Subscribers (EOY)          10,772   11,117   11,417   11,669   11,867   12,164   12,468   12,779   13,099   13,426   13,762
Premium Subscribers (EOY)          7,111    7,442    7,749    8,027    8,274    8,594    8,924    9,265    9,618    9,983   10,360

Basic Service Penetration           71.7%    73.4%    74.8%    75.9%    76.5%    77.8%    79.1%    80.5%    81.8%    83.2%    84.6%
Tier 1 Penetration (% Subs.)        97.1%    97.1%    97.1%    97.1%    97.1%    97.1%    97.1%    97.1%    97.1%    97.1%    97.1%
Premium Penetration (% Subs.)       64.1%    65.0%    65.9%    66.8%    67.7%    68.6%    69.5%    70.4%    71.3%    72.2%    73.1%

                                    TABLE 2
                                    -------

                     MANITOWOC SYSTEM REVENUE PROJECTIONS

                      (Dollar Amounts Shown in Thousands)


                                  1996      1997      1998      1999      2000      2001      2002      2003      2004
                                  ----      ----      ----      ----      ----      ----      ----      ----      ----
Service Revenue
---------------
Basic Service Revenue              $1,496.2  $1,605.5  $1,711.3  $1,814.5  $1,915.3  $2,023.9  $2,147.6  $2,277.7  $2,416.2
Tier 1 Service Revenue              1,256.5   1,348.8   1,437.2   1,523.7   1,608.5   1,700.0   1,803.1   1,913.2   2,029.4
Basic Commercial & Pay Revenue         38.0      39.9      41.9      44.0      46.2      48.5      50.9      53.4      56.1
Premium Service Revenue               626.1     658.4     687.2     713.7     737.5     763.1     792.5     822.9     854.3
Pay Per View Revenue                   39.7      44.5      49.8      55.8      62.5      70.0      78.4      87.8      98.3
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------
   Subtotal Service Revenue        $3,456.5  $3,697.1  $3,927.4  $4,151.7  $4,370.0  $4,605.5  $4,872.5  $5,155.0  $5,454.3

Other Revenue
-------------
Advertising Revenue                $  297.0  $  330.6  $  368.0  $  409.6  $  455.9  $  507.9  $  565.8  $  630.3  $  702.2
Installation                           34.2      35.4      36.6      37.9      39.2      40.6      42.0      43.5      45.0
Equipment Rentals                      42.9      44.4      46.0      47.6      49.3      51.0      52.8      54.6      56.5
FCC Pass Thru Revenue                   4.9       5.1       5.2       5.4       5.5       5.6       5.7       5.9       6.0
Other Revenue                          61.4      63.5      65.7      68.0      70.4      72.9      75.5      78.1      80.8
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------
   Subtotal Other Revenue          $  440.4  $  479.0  $  521.5  $  568.5  $  620.3  $  678.0  $  741.8  $  812.4  $  890.5
   Total Revenue                   $3,896.9  $4,176.1  $4,448.9  $4,720.2  $4,990.3  $5,283.5  $5,614.3  $5,967.4  $6,344.8

                                             2005      2006
                                             ----      ----
Service Revenue
---------------
Basic Service Revenue                        $2,563.4  $2,719.9
Tier 1 Service Revenue                        2,153.3   2,283.8
Basic Commercial & Pay  Revenue                  58.9      61.8
Premium Service Revenue                         886.7     920.3
Pay Per View Revenue                            110.1     123.3
                                             --------  --------
   Subtotal Service Revenue                  $5,772.4  $6,109.1

Other Revenue
-------------
Advertising Revenue                          $  782.3  $  871.5
Installation                                     46.6      48.2
Equipment Rentals                                58.5      60.5
FCC Pass Thru Revenue                             6.2       6.3
Other Revenue                                    83.6      86.5
                                             --------  --------
   Subtotal Other Revenue                    $  977.2  $1,073.0
   Total Revenue                             $6,749.6  $7,182.1

                                    TABLE 3
                                    -------

                     MANITOWOC SYSTEM FINANCIAL PROJECTIONS

                      (Dollar Amounts Shown in Thousands)

                                 1996       1997       1998       1999       2000       2001       2002       2003       2004
                                 ----       ----       ----       ----       ----       ----       ----       ----       ----
Projected System Revenues    $3,896.9   $4,176.1   $4,448.9   $4,720.2   $4,990.3   $5,283.5   $5,614.3   $5,967.4   $6,344.8

Operating Profit Margin          42.5%      42.5%      42.5%      42.5%      42.5%      42.5%      42.5%      42.5%      42.5%

Operating Cash Flow          $1,656.2   $1,774.8   $1,890.8   $2,006.1   $2,120.9   $2,245.5   $2,386.1   $2,536.1   $2,696.5

Less:  Depreciation           1,362.5    1,701.5    1,501.6    1,373.6    1,338.1    1,299.3    1,260.9    1,201.4    1,132.1
                             --------   --------   --------   --------   --------   --------   --------   --------   --------

Taxable Income               $  293.7   $   73.3   $  389.2   $  632.5   $  782.8   $  946.2   $1,125.2   $1,334.7   $1,564.4

Taxes                           117.8       29.4      156.1      253.6      313.9      379.4      451.2      535.2      627.3
                             --------   --------   --------   --------   --------   --------   --------   --------   --------

Net Income                   $  175.9   $   43.9   $  233.1   $  378.9   $  468.9   $  566.8   $  674.0   $  799.5   $  937.1

Add Back:  Depreciation       1,362.5    1,701.5    1,501.6    1,373.6    1,338.1    1,299.3    1,260.9    1,201.4    1,132.1
                             --------   --------   --------   --------   --------   --------   --------   --------   --------

After-Tax Cash Flow          $  518.4   $1,745.4   $1,734.7   $1,752.5   $1,807.0   $1,866.1   $1,934.9   $2,000.9   $2,069.2

Capital Expenditures             76.0      225.6      225.6      225.6      225.6      225.6      225.6      225.6      225.6
                             --------   --------   --------   --------   --------   --------   --------   --------   --------

Net After-Tax Cash Flow      $  442.4   $1,519.8   $1,509.1   $1,526.9   $1,581.4   $1,640.5   $1,709.3   $1,775.3   $1,843.6

Present Value Net After-Tax
  Cash Flow                  $  434.0   $1,382.3   $1,225.5   $1,107.1   $1,023.7   $  948.2   $  882.1   $  818.0   $  758.5

Cumulative Present Value
  Net After-Tax Cash Flow    $  434.0   $1,816.3   $3,041.8   $4,148.9   $5,172.6   $6,120.8   $7,002.9   $7,820.9   $8,579.4

Cumulative Present Value
  Net After-Tax Cash Flow    $9,750.4
                             ========
                                                2005             2006
                                                ----             ----
Projected System Revenues                    $6,749.6         $7,182.1

Operating Profit Margin                          42.5%            42.5%

Operating Cash Flow                          $2,868.6         $3,052.4

Less:  Depreciation                           1,132.1          1,132.1
                                             --------         --------

Taxable Income                               $1,736.5         $1,920.3

Taxes                                           696.3            770.0
                                             --------         --------

Net Income                                   $1,040.2         $1,150.3

Add Back:  Depreciation                       1,132.1          1,132.1
                                             --------         --------

After-Tax Cash Flow                          $2,172.3         $1,513.2

Capital Expenditures                            225.6            149.6
                                             --------         --------

Net After-Tax Cash Flow                      $1,946.7         $1,363.6

Present Value Net After-Tax
  Cash Flow                                  $  715.1         $  455.9

Cumulative Present Value
  Net After-Tax Cash Flow                    $9,294.5         $9,750.4

Note: 1996 and 2006 after-tax cash flows and capital expenditures adjusted for partial years.

                                    TABLE 4
                                    -------

   CALCULATION OF VALUE ATTRIBUTABLE TO MANITOWOC SYSTEM NON-CURRENT ASSETS

                      (Dollar Amounts Shown in Thousands)

     2006 Operating Cash Flow 1/                               $ 3,052.4

     10.75x Cash Flow Multiple 2/                              $32,813.3

     Less:  Remaining Basis                                      4,915.8
                                                               ---------

     Capital Gain                                              $27,897.5

     Capital Gains Tax @ 40.1%  2/                             $11,186.9

                          ___________________________

     Terminal Value                                            $32,813.3

     Less:  Capital Gains Tax                                   11,186.9
                                                               ---------

     After-Tax Terminal Value                                  $21,626.4

     After-Tax Terminal Value Discounted to
        Present Value @ 12%  2/                                $ 6,963.1

     Plus:  Cumulative Present Value After-Tax Cash Flow 1/      9,750.4
                                                               ---------

     Indicated Fair Market Value:  (Income Approach)
        Non-Current Assets of the Manitowoc System             $16,713.5
                                                               =========

    1/  See Table 3.

    2/  See text.

                 JONES INTERCABLE, INC. CABLE TV JOINT FUND 11
                            CABLE TELEVISION SYSTEM

                              MANITOWOC, WISCONSIN

               APPRAISAL OF CERTAIN ASSETS AS OF AUGUST 31, 1996


                         IV.  COMPARABLE SALES ANALYSIS
                         ------------------------------

     In recent years, there have been many sales of cable television systems in the United States. Table 5 identifies ten cable television system sales which occurred within the past year. These sales have been selected based upon their comparability to the Manitowoc System.

     Subscriber counts for the comparable cable television systems shown in Table 5 are within 25% of the August 31, 1996 Manitowoc cable television system subscriber level of 10,825. The prices paid for these comparable systems range from $9.6 million to $20.0 million.

     As shown in Table 5, the price per subscriber has been computed for each comparable sale. This measure is calculated by dividing the reported purchase price of the cable television system by the total number of basic subscribers. The average price per subscriber paid for the ten comparable cable television system sales listed in Table 5 is approximately $1,419.

                                    TABLE 5
                                    -------

               MANITOWOC CABLE TELEVISION SYSTEM COMPARABLE SALES

                                                                                           Basic  Price
                                                                                  Price    Subs   Per Sub
Date       Location                 Seller                Buyer                   (mil.)   (000)  (000)
----       --------                 ------                -----                   ------   -----  -----
Nov. 95    Emmaus, PA               Lenfest               Service Electric        $15.2     9.1    $1,672
Mar. 96    Northern, MS             TCI of Kansas         Galaxy Telecom           15.4    10.0     1,537
Apr. 96    KS based system          Cablevision of Texas  Galaxy Telecom            9.6     9.0     1,066
Apr. 96    GA based system          Falcon Holdings       Teleview Inc.            15.0     9.5     1,579
Apr. 96    WA, OR and CA systems    Apollo Comm.          Cable Plus, Inc.         12.1    11.6     1,052
Jun. 96    Columbus, GA             TCI                   Charter Communications   15.8    13.0     1,212
Jun. 96    Jasper, TN               PCI Sun Cable         Helicon                  11.4     8.2     1,382
Jul. 96    San Francisco, CA area   Balkin Cable          TCI of Georgia           19.6    12.3     1,594
Jul. 96    GA and OH based systems  Clear-Vu Cable        Helicon                  18.2    12.3     1,530
Aug. 96    Moses Lake, WA           Marcus Cable          Northland Comm.          20.0    12.5     1,568
                                                                                  -----    ----    ------

                                                          Average                 $15.2    10.8    $1,419
                                                                                  =====    ====    ======

Source:  Announced cable television sales data from Paul Kagan Associates Cable
                                                                          -----
TV Investor.
-----------

Note:  Price per subscriber calculations may show slight rounding discrepancy.

                 JONES INTERCABLE, INC. CABLE TV JOINT FUND 11
                            CABLE TELEVISION SYSTEM

                              MANITOWOC, WISCONSIN

               APPRAISAL OF CERTAIN ASSETS AS OF AUGUST 31, 1996


                               V.  CONSOLIDATION
                               -----------------

     The results of the discounted cash flow analysis are summarized in Table 4. Based upon the assumptions outlined above, the indicated value of the cable system serving the Manitowoc franchise area is found to be approximately $16.7 million. This value incorporates the cumulative present value of the net after-tax cash flows of $9,750,400 and the discounted residual value of $6,963,100.

     To place this economic value in the context of current market conditions, the appraiser sought to compare this value with prevailing subscriber multiples for cable television systems in August 1996. The $16.7 million value reflects a subscriber multiple of approximately $1,540 per subscriber. The indicated value for the system appears to be quite consistent with prevailing subscriber multiples, as shown in Table 5.

     Giving appropriate weight to the discounted cash flow analysis and the reported comparable sales transactions, the indicated value of the non-current assets of the Manitowoc cable television system as of August 31, 1996 is found to be $16.7 million.

                                   EXHIBIT A

          QUALIFICATIONS OF JAMES R. BOND, JR.  AND TIMOTHY S. PECARO

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                               JAMES R. BOND, JR.
                               ------------------


James R. Bond, Jr. is a principal in the consulting firm of Bond & Pecaro, Inc. In this capacity, he is routinely retained to examine and study economic issues which affect media businesses.

Before the formation of Bond & Pecaro, Inc., Mr. Bond was a Vice President with Frazier, Gross & Kadlec, Inc. Mr. Bond joined that firm in 1978, was appointed Manager of Asset Appraisal Services in 1979, and in 1982 was named Vice President. In this capacity he engaged in the development and preparation of asset appraisal reports and economic analyses for owners of broadcast and cable television properties.

Mr. Bond has been retained to appraise, for a fee, the assets of over 1,500 radio, television, radio common carrier, and cable television properties. He is a member of the Society of Broadcast Engineers (SBE), the Cable Television Tax Professionals Institute (CTTPI), and The Society of Cable Television Engineers
(SCTE). He is a member and director of the Broadcast and Cable Television Financial Management Association (BCFM), and serves on that organization's Taxation Advisory Committee. He also serves on the National Association of Broadcasters (NAB) Tax Advisory Panel and Depreciation Task Force. Mr. Bond is a Certified Senior Radio Broadcast Engineer (SBE), a Certified Senior Television Broadcast Engineer (SBE), and holds an FCC First Class Radiotelephone Operator License.

He has testified as an expert witness in connection with numerous telecommunications valuation matters before federal, state, and local courts.

Mr. Bond received a Bachelor of Arts degree in Radio, Television and Motion Pictures from the University of North Carolina at Chapel Hill in 1976. Mr. Bond also holds a Masters Degree in Business Administration from the University of Virginia in Charlottesville, Virginia.

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                               TIMOTHY S. PECARO
                               -----------------


Timothy S. Pecaro is a principal in the firm of Bond & Pecaro, Inc., a Washington based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry. Before the formation of Bond & Pecaro, Inc., Mr. Pecaro was a Vice President with Frazier, Gross & Kadlec, Inc. Mr. Pecaro joined that firm in 1980 and was named Manager of the firm's Asset Appraisal Services Division in 1982. He became Director of Asset Appraisal Services in 1983 and Vice President of the firm in 1984.

Mr. Pecaro has actively participated in the development, research, and preparation of asset appraisal reports for owners of radio, television, newspaper, radio common carrier, and CATV properties. He has also developed several research studies and has participated in special research at the FCC.

Mr. Pecaro has appraised the assets of more than 1,500 communications facilities. He has also been retained to provide special market studies and individual research projects for the management of broadcast properties and related industries. He is a member of the Broadcast Cable Financial Management Association, the NAB Tax Advisory Panel, and the NAB Depreciation Task Force. Mr. Pecaro has testified as an expert witness in connection with telecommunications valuation matters before federal and state courts. He has also spoken on communications financial issues at the annual conferences of the National Association of Broadcasters, the Broadcast Financial Management Association, and Telocator.

Prior to his association with Frazier, Gross & Kadlec, Mr. Pecaro was employed at WMAQ and WKQX(FM) in Chicago, Illinois, two of the NBC owned and operated radio stations. Mr. Pecaro served as Program Research Director and Assistant Music Director at WKQX.

Mr. Pecaro received a Bachelor of Arts degree in Radio/Television Communication Arts from Monmouth College in 1976. He graduated Cum Laude with highest honors in his major field of study.